25002631

PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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APR 0 2 2025
Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70481

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Stockblock Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):
- ☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

600 Lexington Avenue
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kenneth J. Kirsch	212.356.0509	ken.kirsch@stockblock.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Berkower LLC
(Name – if individual, state last, first, and middle name)

517 Route One South, Suite 4103	Iselin	NJ	08830
(Address)	(City)	(State)	(Zip Code)

9/18/2003	217
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kenneth J. Kirsch, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Stockblock Securities LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JOSEPH ZAKAY
NOTARY PUBLIC-STATE OF NEW YORK
No. 01ZA6409705
Qualified in Kings County
My Commission Expires 10-05-2028

Notary Public

Signature:

Title: Chief Financial Officer

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Stockblock Securities, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2024

Stockblock Securities, LLC

CONTENTS

berkower
Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
(732) 781-2712
Berkower.io

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of
Stockblock Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of **Stockblock Securities, LLC** (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "Financial Statement"). In our opinion, the Financial Statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This Financial Statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's Financial Statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the Financial Statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Financial Statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Financial Statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2021.

Berkower LLC

Berkower LLC

Iselin, New Jersey
March 31, 2025

Stockblock Securities, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2024

Assets		
Cash	$ 481,374	
Deposit at clearing organization	250,000	
Receivables from broker-dealers and clearing organization	678,645	
Securities owned, marketable stock at fair value	936,264	
Prepaid expenses	26,894	
Total Assets		$ 2,373,177
Liabilities and Member's Equity		
Liabilities		
Accounts payable, accrued expenses and other liabilities	392,881	
Payable to affiliates	469,856	
Total Liabilities		862,737
Member's Equity		1,510,440
Total Liabilities and Member's Equity		$ 2,373,177

The accompanying notes are an integral part of these financial statements.

NOTE 1 - NATURE OF BUSINESS

Stockblock Securities, LLC (the "Company") is a Delaware limited liability company that was organized for the purpose of providing investment banking and financial consulting services, including financial valuation and modeling, preparation of financial and marketing materials, financial structuring, and strategic consulting. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and subject to the net capital and customer protection rules. The Company is also a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp ("SIPC").

The Company's sole member is Stockblock LLC ("Sole Member"), a Delaware limited liability company. The Company's ultimate majority owner is ZYXCO LLC, a New York limited liability company ("Parent").

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions, agency transactions, investment banking, investment advisory, and venture capital businesses. The Chief Operating Decision Makers ("CODM") of the Company include the Chief Executive Officer, Chief Financial Officer, and Chief Operating Officer, collectively referred to as management. Due to the similarities and related nature of the broker-dealer's products, management aggregates and evaluates the broker-dealer's private placement variable annuity contracts, private placement life insurance contracts, and related consulting operations as a single reporting segment, under the umbrella of financial products. The metrics used by management to assess the performance of the Company's operating divisions include revenue, net income, and cash flows from operations. The key metrics are utilized to guide decision making regarding risk assessment, cost management, and forecasting future results.

The Company's operating divisions have historically had similar economic characteristics and are expected to have similar economic characteristics and long-term financial performance in future periods. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

BASIS OF PRESENTATION AND USE OF ESTIMATES IN THE FINANCIAL STATEMENTS

The accompanying financial statements are presented in accordance with accounting principles generally accepted in the United States (U.S. GAAP). The preparation of U.S. GAAP financial statements requires management to make certain estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

SECURITIES OWNED

"Securities owned" may consist of trading securities carried at fair value with related realized and unrealized gains and losses recognized in the statement of income and non-marketable securities. Non-marketable securities are typically securities restricted under the Federal Securities Act of 1933 provided by SEC Rule 144 (Rule 144), including the requisite holding period or have some restriction on their sale whether a buyer is identified.

As of December 31, 2024, the Company does not own any non-marketable securities.

WARRANTS

The Company recognizes revenue on the fair market value of warrants using the Black Scholes Valuation model, taking data inputs for each individual warrant based on the issue date of the warrant. For warrants issued directly to the Company, the liability recorded represents the value of the warrant asset carried on the Company's financial statement.

The Company has no economic interest in any of the warrants recorded on the Company's financial statement, all of the value associated with the warrants is considered compensation and booked to the Company's income statement.

As of December 31, 2024, the Company does not have any assets or liabilities related to warrants.

FAIR VALUE OF SECURITIES OWNED

Substantially all of the Company's securities owned are recorded at fair value or contract amounts that approximate fair value. The carrying amounts of the Company's financial

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)

instruments, which include cash, accounts payable and accrued expenses, approximate their fair values.

FAIR VALUE MEASUREMENT - DEFINITION AND HIERARCHY

The Company follows the provisions of ASC 820, "Fair Value Measurement and Disclosures", for our financial assets and liabilities. Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments' complexity. Assets and liabilities recorded at fair value in the statement of financial condition are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels, defined by ASC 820 and directly related to the amount of subjectivity associated with the inputs to fair valuation of these assets and liabilities, are as follows:

Level 1 - Unadjusted, quoted prices are available in active markets for identical assets or liabilities at the measurement date.

The types of assets and liabilities carried at Level 1 fair value generally are G-7 government and agency securities, equities listed in active markets, investments in publicly traded mutual funds with quoted market prices, and listed derivatives.

For investments classified within the Level 1 value hierarchy, the fair market value is calculated using inputs and prices in active markets.

Level 2 - Pricing inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument's anticipated life. Fair valued assets that are generally included in this category are stock warrants for which market-based implied volatilities are available, and unregistered common stock.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)

Level 3 - Pricing inputs are both significant to the fair value measurement and unobservable. These inputs generally reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date.

Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model. Fair valued assets which are generally included in this category are stock warrants for which market-based implied volatilities are not available.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

For further information on financial assets and liabilities that are measured at fair value on a recurring basis, and a description of valuation techniques, see Note 6.

CASH AND CASH EQUIVALENTS

For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents. Cash balances are held with a major financial institution in New York. As of December 31, 2024, there were no cash equivalents.

RECEIVABLES FROM CLEARING BROKER

The Company's receivables from clearing broker include amount receivables from unsettled trades, including amounts receivable for securities failed to deliver, accrued interest receivables and cash deposits. A portion of the Company's trades are cleared through a clearing organization and settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)

INCOME TAXES

The Company is a Delaware LLC and files consolidated federal, state and local tax returns with its ultimate owner entities, which are limited liability companies ("LLC"). The members of an LLC are taxed on their proportionate share of the Company's federal and state taxable income. Accordingly, no provision or liability for federal or state income taxes has been included in the financial statements. The tax provision within these statements represents the Company's share of New York City Unincorporated Business Tax ("NYCUBT"). The NYCUBT is calculated as if the Company files on a separate return basis and tax payments are paid to its Parent for its proportionate shares of taxes. As of December 31, 2024, there was no UBT tax recorded due to no sales allocations to New York City. Accordingly, no provision or liability for federal or state income taxes has been included in the financial statements.

The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases, and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period enacted. A valuation allowance is provided when it is more likely than not that a portion or all of a deferred tax asset will not be realized. No deferred tax asset or liability has been recorded as of December 31, 2024.

ALLOWANCE FOR CREDIT LOSSES

On January 2, 2020, the Company adopted FASB ASC Topic 326 – "Financial Instruments – Credit Losses" ("ASC Topic 326") which replaces the incurred loss methodology with the current expected credit loss ("CECL") methodology. The new guidance applies to financial assets measured at amortized cost, held-to-maturity debt securities and off-balance sheet credit exposures. For on-balance sheet assets, an allowance must be recognized at the origination or purchase of in-scope assets and represents the expected credit losses over the contractual life of those assets. Expected Credit losses on off-balance sheet credit exposures must be estimated over the contractual period the Company is exposed to credit risk as a result of a present obligation to extend credit.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)

The Company adopted ASC topic 326 using the modified retrospective approach for all in-scope assets.

The Company assess all receivables each month before closing out the books and records and filing the various regulatory reports. An assessment is performed to ascertain the collectability of each receivable item. The assessment includes consideration of the likelihood that funding will occur based on historical loss rates, adjusted for expected change in loss rates, as a result of current and forecasted economic conditions. The Company expects to receive the full receivable balance recorded as of December 31, 2024. There was no allowance for doubtful of accounts recorded in connection with ASC Topic 326.

NOTE 3 - RECEIVABLES FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS

DEPOSIT AT CLEARING ORGANIZATIONS

The Company has a clearing agreement with its clearing broker, which provides clearing and depository operations for the Company's security transactions. Pursuant to the clearing agreement, the Company is obligated to maintain deposits in the aggregate amount of $250,000. This deposit is shown in deposit at clearing organization in the statement of financial condition.

RECEIVABLE AT CLEARING ORGANIZATIONS

As indicated in Note 2, the Company recognizes investment banking revenue and commission income on a trade date basis. At December 31, 2024, the Company has recorded the corresponding trade date receivable in Receivables from broker-dealers and clearing organization. The Company assess all receivables each month before closing out the books and records and filing the various regulatory reports.

At December 31, 2024, the Company had $12,919 receivables in specific accounts associated with the Company's clearing organization and 665,727 receivables from other broker dealers. The Company reconciles the receivables with clearing organization on a monthly basis.

NOTE 4 - CONCENTRATIONS AND CREDIT RISK

The Company maintains a cash account at a major financial institution located in the United States. The account at the bank is insured by the Federal Deposit Insurance Corporation ("FDIC"). At times, cash may be uninsured or in deposits accounts that exceed the FDIC insurance limit.

At December 31, 2024, the Company exceeded the federally insured limit by $231,374.

NOTE 5 - FIXED ASSETS

The Company has no equipment or leasehold improvements. Additionally, no such items were purchased through capital lease financing during 2024.

NOTE 6 - FAIR VALUE OF ASSETS AND LIABILITIES

VALUATION TECHNIQUE

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows. For level 1 securities owned that are freely tradable and are listed on major securities exchanges, the Company uses their last reported sales price as of the valuation date.

The following table summarizes quantitative information about the significant unobservable inputs used in the fair value measurement of the Company's financial instruments:

Assets and liabilities measured at fair value on a recurring basis are summarized below:

At December 31, 2024				
Assets	Level 1	Level 2	Level 3	Total
Security Common Stock:	$936,264	$0	$0	$0

NOTE 6 - FAIR VALUE OF ASSETS AND LIABILITIES(CONTINUED)

The following summarizes the change in carrying values associated with Level 1 & 3 financial instruments for the year ended December 31, 2024:

Assets - Securities Owned:
Stocks

	Stocks
Balance - January 1, 2024	$0
Purchases	2,000,000
Sales	0
Net Purchases and Sales	2,000,000
Gains (losses):	
Realized	0
Unrealized loss on security owned, net of interco allocation of $106,374	(1,063,736)
Net Realized and Unrealized Gains (losses)	(1,063,736)
Balance - December 31, 2024	$936,264

NOTE 7 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), under which the Company is required to maintain a minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2024, the Company had net capital of $1,343,107 which exceeded required net capital by $1,243,107 and a total aggregate indebtedness of $862,737. The Company's aggregate indebtedness to net capital ratio was .6423 to 1 at December 31, 2024.

The Company claims an exemption under the exemptive provisions of Rule 15c3-3 as the Company does not carry security accounts for customers or perform custodial functions related to customer securities.

NOTE 8 - RELATED-PARTY TRANSACTIONS

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions with affiliated entities, may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

In November 2023, a Master Administrative Services Agreement ("ASA") was signed between the Parent and various operating companies under the Parent. The Company became a party to the ASA. As of March 1, 2024, the Company agreed to the amended ASA in connection with the Sole Member. Under the terms of the amended ASA agreement, the Sole member is to reimburse the company for associated costs in connection with office space, certain utilities, and a pro-rated share of electrical costs. The allocation reimbursed to the Company by the Sole Member is calculated as a percentage of total square footage of office space.

As of December 31, 2024, the Company owes $10,162 to its Sole Member Stockblock LLC under the ASA.

On October 8, 2024, the Company entered into a transaction in conjunction with its affiliate Rodman and Renshaw, LLC. The Company and its affiliate served as the exclusive placement agents on a registered direct offering in connection with Scilex Holding Company, as compensation, the Company and its affiliate received a $4,000,000 fee payable in 50% cash and 50% stock. The Company and its affiliate agreed to terms in which the Company would receive 90% of the stock fee and 10% of the cash, which aggregated to $2 million in fees, and the affiliate would receive the compliment. As of December 31, 2024, the Company paid the affiliate $1,800,000 for the cash fee in connection with the Scilex transaction.

The Company records the monthly unrealized gain/loss for the stock held in connection with the Scilex transaction, as illustrated in Note 6. The Company records 10% of the monthly unrealized gain/loss to its affiliate via the affiliate intercompany account. For the year ended December 31, 2024, the intercompany allocation aggregated $106,374 and is included in unrealized loss on security in the accompanying statement of operations.

NOTE 8 - RELATED-PARTY TRANSACTIONS(CONTINUED)

As of December 31, 2024, the Company had payable to affiliate balance of $459,633 in which $366,067 of the payable balance is in connection with expense allocations related to employment expenses, under the ASA agreement, and the remaining $93,626 is in connection with the Scilex transaction. The Company agreed to hold 100% of the stock in its investment account with its clearing organization.

NOTE 9 - COMMITMENTS AND INDEMNIFICATIONS

The Company may be directly impacted from the markets in which it operates and the volatility of the financial markets. The effects of the potential impact cannot be estimated at this time.

NOTE 10 - SUBSEQUENT EVENTS

Subsequent to the year ended December 31, 2024, the Company sold all 2,197,802 shares held in Scilex Holding Company for net proceeds of $723,893. In connection with the Scilex shares being sold, the company recorded a total realized loss of $1,276,107, of which 127,610 of the realized loss was allocated to Rodman & Renshaw, LLC.

The Company has approved these financial statements and has evaluated subsequent events through the date the financial statements were issued.